

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Carol Craig
Chief Executive Officer
Sidus Space, Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

> **Re: Sidus Space, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.9**
> **Filed November 23, 2021**
> **File No. 333-261288**

Dear Ms. Craig:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance